SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of February 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: February 27, 2006

 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2005 FOURTH QUARTER AND FULL YEAR RESULTS

UNDER US G.A.A.P.(UNAUDITED)

•

Q4 operating revenues up 9%

o

resilient Greek and Romanian Fixed-Line operations

o

strong growth in Mobile, particularly international

•

Operating expenses stabilizing in quarter

•

Voluntary Retirement Plan on track

•

Highlights of three-year Business Plan presented today

ATHENS, Greece – February 27, 2006 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under US GAAP) for the quarter and full year ended December 31, 2005.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS AND TWELVE

MONTHS ENDED DECEMBER 31, 2005 AND 2004 IN ACCORDANCE WITH U.S. GAAP

€ million except per share data	Q4 05	Q4 04%		12M 05	12M 04%
			Change			Change
Operating Revenues	1,398.6	1,286.7	8.7%	5,471.0	5,184.0	5.5%
Operating Income	173.6	84.7	105.0%	2.6	637.9	-99.6%
Pre-tax Income	149.0	81.1	83.7%	(20.4)	525.8	N/A
Net Income	37.1	58.9	-37.0%	(294.1)	171.3	N/A
Operating Income before Depreciation & Amortization*	449.9	340.0	32.3%	1,056.0	1,661.0	-36.4%
Pro Forma Operating income before depreciation and amortization **	451.5	340.0	32.8%	1,995.6	1,689.9	18.1%
Operating Income before Depreciation & Amortization as % of Operating Revenues*	32.2%	26.4%	5.8 pp	19.3%	32.0%	-12.7 pp
Pro Forma Operating income before depreciation and amortization as % of Operating revenues **	32.3%	26.4%	5.9 pp	36.5%	32.6%	3.9 pp
Basic EPS (€)	0.0757	0.1202	-37.0%	(0.6000)	0.3495	N/A
Cashflow from Operations	481.2	320.3	50.2%	1,534.6	1,380.9	11.1%
CAPEX as % of Revenues	19.7%	15.4%	4.3 pp	12.4%	16.3%	-3.9 pp

* See notes on p. 13 ** excluding impact of OTE SA Voluntary Retirement Plans in 2004 and 2005

Commenting on the quarter, Mr. Panagis Vourloumis, Chairman and CEO, noted:

“As we present our business plan for the coming three years, I am pleased to report that the initiatives we have taken in 2005 - which also underpin our plans for the future - are beginning to bear fruit. In Greek fixed-line, efforts aimed at preserving revenues together with a major push on ADSL are bolstering our top line, while our cost base is beginning to show the impact of headcount reductions, which will really start kicking in towards the end of this year.

In mobile, the new sources of growth we have transferred to Cosmote are delivering the expected results. In Romania, management’s disciplined approach enables RomTelecom to continue to post higher margins despite greater pressure on revenues.” Mr. Vourloumis added, “We are ready for another year of hard work in 2006, but we are confident that we are progressing along the right path.”

FINANCIAL HIGHLIGHTS

Operating revenues

OTE Group Operating Revenues increased by 8.7% in the three months ended December 31, 2005. All major segments contributed to the increase, with a particularly strong performance from international telephony.

€ million	Q4 05	Q4 04%		12M 05	12M 04%
			Change			Change
Domestic Telephony	589.5	559.4	5.4%	2,308.1	2,262.9	2.0%
International Telephony	94.0	77.9	20.7%	391.0	376.6	3.8%
Mobile Telephony services	449.7	392.2	14.7%	1,756.7	1,555.4	12.9%
Other	265.4	257.2	3.2%	1,015.2	989.1	2.6%
Total	1,398.6	1,286.7	8.7%	5,471.0	5,184.0	5.5%

Operating expenses

Voluntary Retirement Plan

OTE is currently implementing an ambitious reorganization of its core fixed-line activities in Greece, which like all other incumbents, need to adapt to a new competitive and technological environment. As part of this process, OTE is attempting to dramatically reduce its cost base, notably by bringing its headcount to levels that are better aligned to its current and expected revenue streams.

In the fourth quarter of 2005, OTE took an additional charge of € 1.6 million for Voluntary Retirement costs, bringing the total for full year 2005 to € 939.6 million.

Payroll and Employee Benefits

Payroll and Employee Benefits increased by 9.2% to € 335.4 million in the fourth quarter of 2005, compared to the fourth quarter of 2004. In the quarter, payroll and employee benefits include a € 23.6 million charge for voluntary retirement at RomTelecom.

Payments to International and Domestic Operators

Payments to International Operators decreased by 41.9% to € 34.4 million. Payments to domestic telephony operators (Mobile and Fixed-line Operators) increased by 19% to € 178.8 million.

Other Operating Expenses

Other Operating Expenses decreased by 7.3% to € 398.5 million. The decrease is largely attributable to the Greek Fixed Line.

An analysis of Group Other Operating expenses follows:

€ million	Q4 05	Q4 04%		12M 05	12M 04%
			Change			Change
Commission to dealers	47.9	36.9	29.8%	166.9	137.2	21.6%
Cost of equipment	49.9	60.7	-17.8%	149.6	143.4	4.3%
Repairs, maintenance, cost of telecom materials	58.9	49.3	19.5%	203.6	254.8	-20.1%
Provision for doubtful accounts	29.7	53.5	-44.5%	110.4	137.6	-19.8%
Advertising	47.9	45.2	6.0%	133.3	142.0	-6.1%
Taxes other than income taxes	4.4	16.4	-73.2%	30.1	41.5	-27.5%
Other	159.7	168.0	-4.9%	541.8	577.2	-6.1%
-Third party fees	47.5	42.2	12.6%	155.9	155.1	0.5%
-Travel costs	7.0	4.6	52.2%	17.0	15.4	10.4%
-Audiotex	4.4	11.7	-62.4%	21.7	60.5	-64.1%
-Telecards	6.4	15.2	-57.9%	31.1	37.8	-17.7%
-Misc.	94.5	94.3	0.1%	316.1	308.4	2.5%
TOTAL	398.5	430.0	-7.3%	1,335.7	1,433.7	-6.8%

Operating income  before depreciation and amortization

In the fourth quarter of 2005, OTE reported consolidated Operating Income before depreciation and amortization of € 449.9 million, an increase of 32.3% from the prior year's quarter. The underlying increase in margin stands at 5.8 pp.

Other income / (expense)

In the quarter, OTE recorded Net Other Expense of € 24.6 million, as compared to Net Other Expense of € 3.6 million in the comparable period of 2004. The difference primarily reflects lower foreign exchange gains.

Net income /(Loss)

In the quarter OTE posted Net Income of € 37.1 million, a decrease of 37.0% compared to the fourth quarter of 2004. The decrease is chiefly due to a tax credit posted in the prior year's quarter.

Cash flow

Cash provided by operating activities amounted to € 481.2 million for the three months ended December 31, 2005.

CONDENSED CASH FLOW

€ million	Q1 05	Q2 05	H105	Q3 05	9M05	Q405	12M05
Cash and Cash equivalents at	870.3	959.5	870.3	985.8	870.3	1,267.2	870.3
beginning of period
Net Cash provided by	318.0	373.3	691.3	362.1	1,053.4	481.2	1,534.6
Operating Activities
Net Cash used in Investing Activities	(139.3)	(327.7)	(467.0)	(151.9)	(618.9)	(260.4)	(879.3)
Net Cash provided by (used in)	(89.5)	(19.3)	(108.8)	71.2	(37.6)	24.2	(13.4)
Financing Activities
Net Increase/(Decrease) in Cash	89.2	26.3	115.5	281.4	396.9	245.0	641.9
and Cash Equivalents
Cash and Cash Equivalents	959.5	985.8	985.8	1,267.2	1,267.2	1,512.2	1,512.2
at end of period

Capital Expenditure

Capital expenditure in the fourth quarter of 2005 totaled € 275.1 million.

Debt

On December 31, 2005, OTE Group gross debt amounted to € 3,447.7 million, up 8.4% compared to December 31, 2004. The total amount of OTE debt outstanding breaks down as follows:

€ million	Dec 31 2005	Dec 31 2004	% Change
Short-Term:
-Bank loans	14.3	37.3	-61.7%
Medium & Long-term:
-Bonds	2,604.6	2,591.3	0.5%
-Bank loans	795.3	517.8	53.6%
-Other loans	33.5	34.2	-2.0%
Total Indebtedness	3,447.7	3,180.6	8.4%

BUSINESS OVERVIEW

OTE’s segment reporting is based on its legal structure. A reconciliation of intersegment revenues to total revenues is provided below:

SEGMENT FINANCIALS FOR THE TWELVE  MONTHS ENDED DECEMBER 31, 2005

€ million	OTE*	COSMOTE	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues from external customers	2,502.0	1,618.7	917.1	433.2	5,471.0	-	5,471.0
Intersegment revenues	211.7	178.9	8.6	66.6	465.8	(465.8)
Total revenues	2,713.7	1,797.6	925.7	499.8	5,936.8	(465.8)	5,471.0

* OTE comprises the OTE parent company and OTE Estate.

1.

OTE FIXED-LINE

TRAFFIC STATISTICS FOR THE FOURTH QUARTER OF 2005

Call Service Category	Calls, millions	Average Call Duration (minutes)	Minutes, millions	Split of minutes
Local	1,140.2	2.7	3,079.3	44.9%
National Long – Distance	152.0	3.1	469.2	6.8%
International Long – Distance	22.0	3.7	80.4	1.2%
Internet	329.0	1.3	437.6	6.4%
Fixed-to-Mobile	116.8	23.5	2,745.6	40.0%
Special Calls	82.5	0.6	53.1	0.8%
Total	1,842.4	3.7	6,865.2	100.0%

OTE estimates that its share of the Greek fixed-line market, as measured in outgoing voice call minutes (excluding internet), was approximately 73% in December 2005, a drop of roughly two percentage points compared to a year earlier.

€ million	Q4 05	Q4 04%		12M 05	12M 04%
			Change			Change
Operating Revenues	688.0	675.2	1.9%	2,713.7	2,753.3	-1.4%
- Basic Monthly Rentals	166.6	159.4	4.5%	669.8	631.6	6.0%
- Fixed to fixed calls	128.5	134.9	-4.7%	511.0	554.9	-7.9%
- Fixed to mobile calls	98.3	85.1	15.5%	367.4	383.9	-4.3%
- International	49.4	41.6	18.8%	216.0	217.2	-0.6%
- Other	245.2	254.2	-3.5%	949.5	965.7	-1.7%
Operating Profit / (Loss)	21.7	(24.3)	N/A	(776.2)	31.5	N/A
Operating income / (Loss) before depreciation and amortization	164.4	90.7	81.3%	(217.3)	601.8	N/A
Pro Forma Operating income before depreciation and amortization *	166.0	90.7	83.0%	722.3	630.7	14.5%
Operating income before depreciation and amortization as % of Operating Revenues	23.9%	13.4%	10.5 pp	-8.0%	21.9%	N/A
Pro Forma Operating income before depreciation and amortization as % of Operating Revenues *	24.1%	13.4%	10.7%	26.6%	22.9%	3.7 pp
Depreciation & Amortization	142.7	115.0	24.1%	558.9	570.3	-2.0%

* excluding impact of OTE SA Voluntary Retirement Plans in 2004 and 2005

In the fourth quarter of 2005, fixed-line revenues totaled € 688.0 million, increasing by 1.9% compared to last year's fourth quarter, reflecting increases in international telephony, monthly rental and fixed to mobile calls.  Revenues from basic monthly rentals rose 4.5% in the quarter, reflecting the tariff increases implemented in January and August of this year.

OTE continued the promotion of its sales and marketing programs in the quarter, resulting in higher penetration and usage of its pricing packages, and contributing to the relative stability in its market share.  OTE also continued to implement the restructuring and renovation of its retail shop network, and opened new third-party distribution channels, notably for its ADSL products and services.

As of the end of December 2005, OTE had over 154,000 ADSL customers, as compared to approximately 44,000 at the beginning of the year, while the total market amounted to approximately 161,000 customers.

Total Operating Expenses, excluding depreciation, amounted to € 523.6 million in the fourth quarter of 2005, as compared to € 584.5 million in the comparable 2004 period.  The 10.4% drop reflects reductions in payments to international operators, reductions in provisions compared to 2004 fourth quarter which had been impacted by provisions related to alternative carriers receivables, as well as reduced cost of equipment, advertising and Audiotex. Payroll and employee benefits were virtually unchanged from the same quarter in 2004.

Other Operating Expenses were adversely affected by a € 27.8 million provision charged to “Other/other” expenses, related to stamp taxes and penalties from the tax authorities, for the period 1982 to 1992. The tax authorities had lodged an appeal with the Administrative court of Appeal and won the litigation in December 2005. Excluding this charge, “Other/other” expenses would have been down by over 40%.

An analysis of the OTE segment Other Operating Expenses follows:

€ million	Q4 05	Q4 04%		12M 05	12M 04%
			Change			Change
Cost of equipment	28.4	42.1	-32.5%	99.4	109.1	-8.9%
Repairs, maintenance, Cost of telecom materials	32.5	23.6	37.7%	107.4	126.2	-14.9%
Provision for doubtful accounts	27.0	50.0	-46.0%	91.0	120.0	-24.2%
Advertising	9.9	15.5	-36.1%	38.4	38.3	0.3%
Taxes other than income taxes	3.9	10.2	-61.8%	17.0	24.3	-30.0%
Other	103.2	111.7	-7.6%	311.2	359.9	-13.5%
-Third party fees	30.0	30.4	-1.3%	113.0	120.1	-5.9%
-Travel costs	2.0	2.4	-16.7%	7.2	9.6	-25.0%
-Audiotex	2.3	8.3	-72.3%	14.6	51.4	-71.6%
-Telecards	0.9	0.9	0.0%	8.0	8.4	-4.8%
-Other	68.0	69.7	-2.4%	168.4	170.4	-1.2%
TOTAL	204.9	253.1	-19.0%	664.4	777.8	-14.6%

In the twelve months ended December 31, 2005, Net Working Capital for the Domestic Fixed-line business (including bad debt, excluding intra-group transactions and cash) continued to decline as a percentage of revenue compared to the same period of 2004, standing at 15% versus 18% last year (under IFRS). These historically low Net Working Capital levels confirm the sustainable improvements that the Domestic Fixed-line business has achieved on most levers affecting Net Working Capital, including receivables and payables management, inventory utilization and billing efficiency. Days Sales Outstanding (including VAT) have stabilized below 100 days, standing currently at 84 days (declining both on a year-on-year as well as on a quarter-on-quarter basis), Days Payables Outstanding have increased by twelve days since last year to 132. With the continuing institutionalization of the credit and collections framework in OTE, the positive trends in terms of Net Working Capital are expected to continue.

€ Million	12M 05	12M 04
Net Accounts Receivable	691	803
Net Working Capital	376	462
NWC/Sales (%)	15%	18%
DSO (incl. VAT)	84	97
DPO (incl. VAT)	132	120

2. COSMOTE

SUMMARY CONSOLIDATED RESULTS FOR THE PERIOD 1.1.2005 - 31.12.2005

IN ACCORDANCE WITH IFRS (UNAUDITED)

	COSMOTE Greece	AMC	GLOBUL	COSMOFON	COSMOTE Romania	COSMOTE GROUP
€ million	12 months	12 months	since 8/1	since 8/12	since 7/7	12M 2005	12M 2004	% Change
Revenues	1,517.5	137.6	130.0	17.7	5.1	1,797.6	1,587.8	13.20%
Operating Income before Depreciation & amortization	639.3	82.6	45.5	1.2	(13.8)	754.5	675.1	11.80%
Operating Income before Depreciation & Amortization as % of Operating Revenues	42.1%	60.0%	35.0%	6.6%	N/A	42.0%	42.5%	-0.5pp
Net Income	315.6	41.5	14.9	(3.6)	(21.0)	339.9	309.1	10.00%
Net Income margin	20.8%	30.1%	11.4%	N/A	N/A	18.9%	19.5%	-0.6pp

SUMMARY CONSOLIDATED RESULTS FOR THE PERIOD 1.10.2005 - 31.12.2005

IN ACCORDANCE WITH IFRS (AUDITED)

€ million	COSMOTE Greece	AMC	GLOBUL	COSMOFON	COSMOTE Romania	COSMOTE GROUP
						Q4 2005	Q4 2004	% Change
Revenues	378.9	35.4	76.3	11.6	3.5	505.3	385.5	31.1%
Operating Income before Depreciation & amortization	148.7	20.9	22.9	(0.2)	(12.3)	184.8	160	15.5%
Operating Income before Depreciation & Amortization as % of Operating Revenues	39.2%	59.0%	30.1%	N/A	N/A	36.6%	41.5%	-4.9 pp
Net Income	77.8	9.2	4.5	(2.6)	(9.8)	84.7	74.9	13.10%
Net Income margin	20.5%	26.1%	6.0%	N/A	N/A	16.8%	19.4%	-2.6 pp

Cosmote operates in five countries of Southeastern Europe: Greece (Cosmote), Albania (AMC), Bulgaria (GloBul), FYROM (CosmoFon) and  Romania (Cosmote Romania-formerly Cosmorom). GloBul and CosmoFon have been transferred from OTE to Cosmote during August 2005. Additionally, on July 7, 2005, through a €120 million capital contribution, Cosmote aquired a 70% equity stake in Cosmorom, the mobile telephony subsidiary of RomTelecom. Cosmote started consolidating the operations of GloBul in Bulgaria (starting August 1, 2005), CosmoFon in FYROM (starting August 12, 2005) and Cosmote  Romania (starting July 7, 2005), in addition to those in Albania and Greece.

Cosmote consolidated operating revenues for the fourth quarter of 2005 increased by 31.1% to €505.3 million from € 385.5 million in last year’s fourth quarter. Turnover growth was driven by the consolidation of GloBul and CosmoFon and a 10% turnover growth in Greece, resulting from higher voice usage and stability in SMS revenue. AMC generated strong growth with high profitability margins, as low penetration levels lead to increasing subscriber growth. GLOBUL, still in an expansion phase, generated quarterly growth of 44.6%. The entry of a third operator in the market has introduced new dynamics, leading to faster penetration growth in recent months. CosmoFon in FYROM, at an early development phase, returned positive Operating Income before Depreciation and Amortization after just over two and a half years of operation and is set for further improvements. Finally, COSMOTE Romania launched its operations in December as planned, and initial data support management optimism about the prospects in this market.

Cosmote consolidated Operating Income before Depreciation and Amortization increased by 15.5% million to € 184.8 million in the fourth quarter of 2005, compared to the fourth quarter of 2004, with Operating Income before Depreciation and Amortization margin reaching 36.6%. As a result of the growth of international assets, Operating Income before Depreciation and Amortization of these operations accounts for approximately 17.4% of the Cosmote consolidated total on a quarterly basis, despite Cosmote Romania’s negative contribution.

Net Cosmote consolidated income for the three months ended December 31, 2005 reached € 84.7 million, up 13.1% from net income of € 74.9 million in last year’s fourth quarter.

Cosmote in Greece maintained its market leading position while at the same time managing a considerable increase in traffic volume both on an annual and on a quarterly basis.

Revenues in Greece during the fourth quarter reached € 378.9 million, posting a year-on-year increase of 6.9%. The growth in Greek core service revenues (monthly fees, airtime, SMS & data, roaming revenue) continues, up by 4% in the twelve months and 10% in the fourth quarter, demonstrating the significant impact of higher traffic. As in previous quarters, bundled packages continue to be the most attractive market proposition, reflected in the 30% increase in monthly fees during 2005. The October 2004 interconnection rate cut has led to a reduction of F2M interconnection revenues (-14% year-on-year), which now account for less than 10% of Greek revenues. Mobile-to-mobile usage however has demonstrated positive elasticity as M2M interconnection revenues grew by 3.6% y-o-y, enabling Cosmote to more than recover the impact of lower rates. For the quarter, Operating Income before Depreciation and Amortization margin of Cosmote in Greece reached 42.1%.

Traffic volumes in Greece during the twelve months ended December 31, 2005 increased by 15% year on year as a result of higher usage, new subscribers and the sustained positive momentum in the take up of bundled packages. Cosmote is continuously introducing commercial offerings, aiming at leading usage to higher levels mostly by enhancing its own customer-generated traffic, e.g. by promoting higher bundles to customers and on-net traffic, e.g. by offering attractive family packages.

Data revenues (which include SMS, MMS, i-mode® and other “soft data” revenues from Value Added Services) represent 11% of total domestic telecommunication revenues. During 2005 Cosmote introduced i-mode over 3G, supported by its 3G network, the widest in Greece. Cosmote is scheduling new data offerings gradually, in response to market and subscriber demand, as new services and handsets become available.

At the end of 2005 Cosmote had signed 391 roaming agreements in 182 countries. In addition, the Company has signed 85 GPRS roaming agreements in 45 countries.

During the fourth quarter of 2005 Cosmote added 14,323 net new contract customers and 132,647 net new prepaid customers in Greece bringing the total number of customers at the end of 2005 to 4.6 million, 11.8% higher than a year ago, while it held an estimated market share of approximately 37.3% reaffirming its leading position in the Greek mobile market. The total contract customers at the end of September 2005 reached 1,721,590, while prepaid customers during the same period amounted to 2,919,850.

Blended AMOU during the twelve month period up to December 2005 increased by 5% year on year, to 138 min. This is driven by the continuous growth in contract AMOU that at the end of the nine months was 22 minutes higher, an 8.2% increase compared to a year ago. Additionally, pre-paid AMOU increased by 11% annually driven by positive price elasticity. Voice usage still represents the key growth driver in the Greek mobile market, as AMOU continues to converge with the European average.

Cosmote blended ARPU for the year was € 29.7, or 5.1% lower compared to a year ago, reflecting the interconnection rates cuts and lower SMS revenues.

In Albania, 2005 has been one more impressive year for AMC, which continued to improve its performance at all levels. AMC maintained its market leading position, and continued to drive usage and subscriber numbers to higher levels. Operating Income before Depreciation and Amortization margin increased during 2005 to over 60%. During the twelve months ended in December, AMC contributed approximately 8% to consolidated revenues and 11% to Cosmote consolidated Operating Income before Depreciation and Amortization.

During the fourth quarter of 2005 AMC added 19,401 net new customers, bringing the total number of customers at the end of 2005 to 781,496 (mostly prepaid), 22.4% higher than a year ago, while it held an estimated market share of approximately 51%.

AMC's blended AMOU during the twelve months to December 2005 was 67 minutes while blended ARPU for the same period stood at € 17.

Cosmote started consolidating the operations of GloBul in Bulgaria (starting August 1, 2005), CosmoFon in FYROM (starting August 12, 2005) and Cosmote  Romania - former Cosmorom (starting July 7, 2005), in addition to those in Albania and Greece.

Key financial figures of the fourth quarter and twelve months 2005 results of GloBul and CosmoFon are presented in Exhibit VI.

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

ROMTELECOM CONSOLIDATED STATEMENTS OF OPERATIONS

FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2005 AND 2004

IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

€ Millions	Q4 05	Q4 04	% Change	12M 05	12M 04	% Change
Operating Revenues	235.0	220.7	6.5%	925.7	839.0	10.3%
Operating Income before Depreciation & amortization	71.4	72.9	-2.1%	340.7	283.4	20.2%
Operating Income before Depreciation & Amortization as % of Operating Revenues	30.4%	33.0%	-2.6 pp	36.8%	33.8%	3.0 pp
Operating Income	0.1	1.8	-94.4%	132.4	98.7	34.1%
Net Income/(Loss)	25.0	156.6	-84.0%	237.9	212.6	11.9%
Net Income/(Loss) Margin	10.6%	71.0%	-60.4 pp	25.7%	25.3%	0.4 pp
Increase/(Decrease) in Gross PP&E	25.3	68.9	-63.3%	92.0	139.4	-34.0%
Fixed Telephony, Lines				3,957,870	4,337,823	-8.8%

				31.12.05	31.12.04
Cash and cash equivalents				157.5	99.2	58.8%
Short-term borrowings				0.0	29.3	N/A
Long-term debt				148.4	175.6	-15.5%
Net Financial Debt				(9.1)	105.7	N/A

In the fourth quarter of 2005, RomTelecom posted revenues of €235.0 million, up 6.5% from revenues of €220.7 million in the same period last year. The increase is primarily due to positive evolution of rental, interconnection and data services revenues.

Revenues from monthly rental fees increased by 20.6% as a result of the tariff rebalancing that took place in February 2005. Wholesale revenues rose by 5.6% in the fourth quarter of 2005 due to a 38% increase in wholesale traffic, a natural consequence of the upward trend characterizing the Romanian telecommunications market.

Retail traffic decreased during the quarter, in comparison to the fourth quarter of 2004, due to mobile substitution and higher competition from fixed-line alternative carriers. Conversely, tariff rebalancing resulted in a 9% increase in international traffic and a 3% increase in fix-to-mobile traffic for PSTN residential customers.

Operating income before depreciation and amortization as a percentage of revenues for Q4 2005 was down slightly compared to the same period 2004. The 2005 fourth quarter total operating expenses before amortization and depreciation increased (8%) as compared to the corresponding figures in 2004. Personnel expenses increased by 41%, with a 6% increase in wages and salaries while redundancy payments were €23.6 million, as compared to a €4.0 million provision reversal.

Interconnection expenses rose by 15% as a result of increased traffic. The company’s efforts to improve its image and promote the recently launched products led to a 58% increase in advertising spent in Q4 2005 compared to the previous year.

RomTelecom’s management is continuing the implementation of its Transformation Plan:

Efficiency improved from 240 Lines per Employee at the end of 2004 to 303 Lines per Employee at the end of 2005, an increase of 26%. Headcount continued to decrease, reaching 13,050 by the end of December 2005 from 18,083 at December 31, 2004.

Implementation of several projects is proceeding according to plan: deployment of the new central Billing System was completed in July 2005; a new financial e-business system was introduced at Corporate Center and in one regional organization in November 2005; manual switches replacement is completed and provision of modern, broadband services continues (new ADSL packages are provided for business and residential customers, Next Generation Network program was initiated).

4. OTENET

OTENET CONSOLIDATED STATEMENTS OF OPERATIONS

FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2005 AND 2004

IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

€ Millions	Q4 05	Q4 04	% Change	12M 05	12M 04	% Change
Operating Revenues	28.3	18.8	50.5%	96.6	87.0	11.0%
Operating Profit	3.0	-0.2	N/A	8.1	5.8	39.7%
Operating Income before Depreciation & amortization	4.7	1.9	147.4%	14.8	13.6	8.8%
Operating Income before Depreciation & Amortization as % of Operating Revenues	16.6%	10.1%	6.5 pp	15.3%	15.6%	-0.3 pp
Depreciation & Amortization	1.7	2.1	-20.5%	6.7	7.8	-14.5%

OTEnet is the Internet and IP services subsidiary of OTE. It offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies.

Revenues in the fourth quarter of 2005 were € 28.3 million, increasing by 50.4% compared to the fourth quarter of 2004. Operating income before depreciation and amortization was € 4.6 million, increasing by 147.4% compared to the fourth quarter of 2004 due to the rapid growth of ADSL.

As of December 31, 2005, OTEnet had over 413,200 active residential customers using retail product and services and over 13,900 business customers, representing significant increases compared to the same period last year.

5. OTHER INTERNATIONAL INVESTMENTS

ARMENTEL

ArmenTel’s Operating Revenues for the fourth quarter of 2005 amounted to € 37.4 million compared to € 23.5 million in the fourth quarter of 2004. This 59.1% increase is mainly attributed to the 64.7% increase in the number of mobile subscribers, which reached 320,757 at the end of the quarter. Operating income before depreciation and amortization reached € 22.2 million, or 59.4 % of operating revenues. Net income reached € 20.1 million.

6.  EVENTS OF THE QUARTER

OTE INCREASED ITS PARTICIPATION IN OTENET’S SHARE CAPITAL

In the quarter, OTE increased its participation in OTEnet’s share capital. OTE’s participation in OTEnet now stands at 94.6%.

OTE ANNOUNCED STRONG VOLUNTARY RETIREMENT SCHEME TAKE UP

Οn October 20, 2005, OTE announced that out of a final pool of 6,000 eligible OTE fixed-line employees, more than 5,500 have elected to apply for early retirement. An additional 250 employees will leave during the year due to normal retirement.

OTE OFFERS TO EXCHANGE BOND ISSUE DUE IN 2007

On October 25, 2005 OTE announced that its 100% subsidiary OTE PLC was offering to exchange any or all of its Euro 1.1 billion 6.125 per cent Guaranteed Notes due 2007, for new 5 to 6 year Euro denominated Fixed Rate Guaranteed Notes. The New Notes would be issued by OTE PLC and would be fully and unconditionally guaranteed by OTE under its Global MTN Program. The purpose of the Exchange Offer was to give OTE greater financing flexibility by extending its debt maturity profile. By November 4, 2005, the final date of the offer, a total of Euro 608,366,000 in principal amount of Existing Notes was submitted by bondholders and given the Exchange Ratio of 1.0455, Euro 636,056,000 in principal amount of New Notes were issued via the Exchange Offer.  The New Notes were priced to yield 3.829% and will pay an annual coupon of 3.750%.  OTE issued a further Euro 13,944,000 of Additional Notes to create a total new issue size of Euro 650,000,000.

REPEATED ADJOURNED EXTRAORDINARY GENERAL ASSEMBLY

On November 4, 2005, OTE held its Repeated Adjourned Extraordinary General Assembly of Shareholders, during which the company’s shareholders approved the termination of stock option plans, that had been available to all OTE directors and personnel and also approved the remuneration payable to the Chairman and members of the Audit and Compensation and Human Resources Committees.

7.  SUBSEQUENT EVENTS

VOLUNTARY RETIREMENT PLAN

The European Commission (EC) is currently reviewing the Greek State’s proposed contribution to the OTE pension fund (TAP-OTE) to assess its conformity with European competition rules. On February 8, 2006, OTE restated its intention to proceed with the full implementation of its plan regardless of the final outcome of the EC review, and noted that the full cost of the VRS has already been charged in its 2005 accounts.

As part of its Greek Fixed–Line Business Plan presented today, OTE indicated that all 5,500 employees who have accepted to take early retirement as part of the 2005 Voluntary Retirement Plans will have left the Company by mid-October 2006 at the latest.

8. OUTLOOK

As part of its three-year Business Plan outlined today, OTE indicated that Group consolidated revenues were expected to grow by 13%, or by a compound annual growth rate of 4.2%, during the 2006-2008 period. Operating Income before Depreciation and Amortization margin should gradually increase from 36.5% in 2005 (excluding Voluntary Retirement Plan) to 40.5% in 2008.

For 2006, OTE expects a slight decline in operating revenues in its Greek fixed-line activities, while operating profitability should improve quarter after quarter mainly due to the progressive implementation of its early retirement program. At Cosmote, revenues should increase significantly, reflecting the growth of international operations, while Operating Income before Depreciation and Amortization margin will be held back by high development costs in fast-growing activities and the cost of relaunching Cosmote Romania. Finally, assuming no adverse regulatory decisions, RomTelecom should post a further improvement in Operating Income before Depreciation and Amortization margin on roughly stable revenues, reflecting competition in the Romanian market and continuing control over the company’s cost base.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint  throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania, Serbia and Armenia, and establishing mobile operations in Albania, Bulgaria and the Former Yugoslav Republic of Macedonia.  At present, companies in which OTE Group has an equity interest, employ over 44,000 people in seven countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis – Head of Investor Relations, OTE Group Tel: +30 210 611 1574

E-mail: dtzelepis@ote.gr

Nikos Kallianis, Senior Financial Analyst, Tel: +30 210 611 8167

E-mail: nkallianis@ote.gr

Daria Kozanoglou – IR Communications Officer, Tel: +30 210 611 1121

E-mail: nkozanoglou@ote.gr

Christina Hadjigeorgiou-Financial Analyst, Tel: +30 210 611 1428

E-mail: cchatzigeo@ote.gr

Marilee Diamanti-Investor Relations Coordinator, Tel: +30 210 611 5070

E-mail: mdiamant@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.

NOTES

•

In line with SEC recommendations on the use of non-GAAP financial measures, OTE has decided to replace the caption “EBITDA” used in prior filings by “Operating income before depreciation and amortization”. This item is the sum of “Operating income” and “Depreciation and amortization”. Similarly, the previously used “EBITDA margin” caption is henceforth replaced by “Operating income before depreciation and amortization as a percentage (%) of Operating Revenues”.

•

For comparison, certain inter-company revenues and equal expenses, for the third quarter of 2004, have been transferred from “OTE” segment to “All other” segment.

Exhibits to follow:

I.

Condensed Consolidated Balance Sheets as of December 31, 2005 and December 31, 2004 (Under US GAAP)

II.

Condensed Consolidated Statements of Operations for the twelve months and three months ended December 31, 2005 and 2004 (Under US GAAP)

III.

Condensed Consolidated Statement of Cash Flows for the twelve months ended December 31, 2005 (Under US GAAP)

IV.

Operating Revenues for the twelve months and three months ended December 31, 2005 and 2004 (Under US GAAP)

V.

Segment Reporting based on the Company’s legal structure

VI.

RomTelecom, ArmenTel, Globul, CosmoFon

VII.

Operational Highlights

EXHIBIT I – BALANCE SHEETS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Condensed Consolidated Balance Sheets Prepared under U.S. GAAP as of December 31, 2005 and December 31, 2004 (€ million)

	Dec 2005	Dec 2004		Dec 2005	Dec 2004
Assets	(Unaudited)		Liabilities and Shareholders' Equity	(Unaudited)

Current Assets			Current Liabilities
Cash and cash equivalents	1,512.2	870.3	Short - term borrowings	14.3	37.3
Accounts receivable	1,050.7	1,079.7	Current maturities of long-term debt	321.5	320.6
Materials and supplies	128.4	132.0	Accounts payable	708.4	846.5
			Reserve for voluntary retirement program	434.9	0.0
			Accrued and other liabilities	654.9	681.8
Other current assets	404.3	251.6	Income taxes payable	81.9	101.9
			Deferred income taxes		12.5
			Dividends payable	5.2	7.2
	3,095.6	2,333.6		2,221.1	2,007.8

Other assets
Investments	159.3	221.3	Long-Term Liabilities
Advances to pension funds	180.6	215.8	Long-term debt, net of current maturities	3,111.9	2,822.7
Deferred Income taxes	51.6		Reserve for staff retirement indemnities	206.4	377.3
Other long-term assets	409.0	250.7	Reserve for voluntary retirement program	603.8
	800.5	687.8	Reserve for Youth Account	328.0	330.0
			Deferred income taxes		96.4
			Other long-term liabilities	132.1	140.6
				4,382.2	3,767.0
Telecommunication property,
Plant and equipment
Net of Accumulated depreciation	6,484.7	6,736.4	Minority interests	965.8	1,020.2

			Shareholders' Equity
			Share capital	1,172.5	1,174.1
Telecommunication licenses, net of amortization	376.3	380.0	Paid-in surplus	486.6	487.5
			Treasury stock	(5.9)	(15.1)
			Legal reserve	256.7	256.7
Goodwill resulting from consolidated	79.8	79.8	Retained earnings	1,452.8	1,744.2
subsidiaries
			Accumulated other comprehensive income	(94.9)	(224.8)

				3,267.8	3,422.6
	10,836.9	10,217.6
				10,836.9	10,217.6

Movement in Shareholders’ equity

2005
Unaudited

Shareholders' equity, January 1	3,422.6
Net Income for the period	(294.1)
Accumulated other comprehensive income	139.3
Unaccrued compensation	(154.8)

Shareholders' equity, December 31	3,267.8

EXHIBIT II – STATEMENTS OF OPERATIONS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

Prepared under U.S. GAAP

for the twelve months and three months ended December 31, 2005 and 2004

(€ million)

	Q4 05	Q4 04%		12M 05	12M 04	% Change
	Unaudited	Unaudited	Change	Unaudited	Unaudited
Operating Revenues:
Domestic Telephony	589.5	559.4	5.4%	2,308.1	2,262.9	2.0%
International Telephony	94.0	77.9	20.7%	391.0	376.6	3.8%
Mobile telephony services	449.7	392.2	14.7%	1,756.7	1,555.4	12.9%
Other	265.4	257.2	3.2%	1,015.2	989.1	2.6%
Total Operating Revenues	1,398.6	1,286.7	8.7%	5,471.0	5,184.0	5.5%

Operating Expenses:
Payroll and employee benefits	(335.4)	(307.2)	9.2%	(1,322.9)	(1,226.9)	7.8%
Voluntary retirement costs	(1.6)	0.0	N/A	(939.6)	(28.9)	N/A
Payments to international operators	(34.4)	(59.2)	-41.9%	(175.1)	(188.9)	-7.3%
Payments to domestic telephony operators	(178.8)	(150.3)	19.0%	(665.5)	(644.6)	3.2%
Depreciation and amortization	(276.3)	(255.3)	8.2%	(1,053.4)	(1,023.1)	3.0%
Extinguishment of liabilities	0.0	0.0		23.8	0.0
Other operating expenses	(398.5)	(430.0)	-7.3%	(1,335.7)	(1,433.7)	-6.8%
Total Operating Expenses	(1,225.0)	(1,202.0)	1.9%	(5,468.4)	(4,546.1)	20.3%

Operating Income/(Loss)	173.6	84.7	105.0%	2.6	637.9	-99.6%
Other income / (expense), net:
Interest income	15.3	12.9	18.6%	53.9	47.6	13.2%
Interest expense	(46.9)	(47.1)	-0.4%	(165.6)	(163.3)	1.4%
FX gain/(loss), net	7.8	20.9	-62.7%	37.5	13.3	182.0%
Financial net	(23.8)	(13.3)	78.9%	(74.2)	(102.4)	-27.5%
Investment income/(loss)/Gain on sale of investment	0.8	11.4	-93.0%	54.1	13.1	313.0%
Other, net	(1.6)	(1.7)	-5.9%	(2.9)	(22.8)	-87.3%
Total Other income / (expense), net	(24.6)	(3.6)	583.3%	(23.0)	(112.1)	-79.5%

Income/(Loss) before provision for income taxes and minority interests	149.0	81.1	83.7%	(20.4)	525.8	N/A

Provision for income taxes	(63.0)	82.8	N/A	(37.9)	(120.8)	-68.6%

Income/(Loss) before minority interests	86.0	163.9	-47.5%	(58.3)	405.0	N/A
Minority Interests	(48.9)	(105.0)	-53.4%	(235.8)	(233.7)	0.9%

Net Income/(Loss)	37.1	58.9	-37.0%	(294.1)	171.3	-271.7%

EXHIBIT III – STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

 Condensed Consolidated Statement of Cash Flows Prepared under U.S. GAAP for the three months and twelve months ended December 31, 2005

(€ million)

	Q1 05	Q2 05	H105	Q3 05	9M05	Q405	12M05
Cash Flows from Operating Activities:
Net income	90.7	119.1	209.8	(541.0)	(331.2)	37.1	(294.1)
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	262.7	251.7	514.4	262.7	777.1	276.0	1,053.1
Provision for voluntary retirement costs	0.0	0.0	0.0	912.9	912.9	1.6	914.5
Provision for doubtful accounts	25.9	25.8	51.7	29.0	80.7	29.7	110.4
Provision for staff retirement indemnities and youth account	23.1	23.3	46.4	23.2	69.6	23.2	92.8
Extinguishment of liabilities	0.0	0.0	0.0	(23.8)	(23.8)	0.0	(23.8)
Gain on sale of investment	(13.8)	(3.3)	(17.1)	(8.6)	(25.7)	0.0	(25.7)
Minority interests	52.3	55.3	107.6	79.3	186.9	48.9	235.8
Working capital movement and other related movements	(122.9)	(98.6)	(221.5)	(371.6)	(593.1)	64.7	(528.4)

Net Cash provided by Operating Activities	318.0	373.3	691.3	362.1	1,053.4	481.2	1,534.6

Cash Flows from Investing Activities:
Capital expenditures	(124.0)	(113.8)	(237.8)	(167.3)	(405.1)	(275.1)	(680.2)
Acquisition of additional share in consolidated subsidiary	(56.3)	(229.4)	(285.7)	(1.8)	(287.5)	(8.5)	(296.0)
Proceeds from sale of investments	26.7	3.3	30.0	4.8	34.8	0.0	34.8
Interest and dividends received	14.3	12.2	26.5	12.4	38.9	23.2	62.1

Net Cash used in Investing Activities	(139.3)	(327.7)	(467.0)	(151.9)	(618.9)	(260.4)	(879.3)

Cash Flows from Financing Activities:
Net change in short-term and long-term debt	21.6	(17.6)	4.0	137.4	141.4	24.5	165.9
Dividends paid	(0.3)	(1.4)	(1.7)	0.0	(1.7)	(0.3)	(2.0)
Dividends paid to minority shareholders	(123.6)	(0.3)	(123.9)	(66.2)	(190.1)	0.0	(190.1)
Proceeds from issuance from minority shareholders	12.8	-	12.8	0.0	12.8	0.0	12.8

Net Cash provided by Financing Activities	(89.5)	(19.3)	(108.8)	71.2	(37.6)	24.2	(13.4)

Net Increase/(Decrease) in Cash and Cash Equivalents	89.2	26.3	115.5	281.4	396.9	245.0	641.9
Cash and Cash equivalents at beginning of period	870.3	959.5	870.3	985.8	870.3	1,267.2	870.3

Cash and Cash Equivalents at end of period	959.5	985.8	985.8	1,267.2	1,267.2	1,512.2	1,512.2

EXHIBIT IV – OPERATING REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Consolidated Operating Revenues prepared under U.S. GAAP

for the three months and twelve months ended December 31, 2005 and 2004

(€ million)

	Q4 05	Q4 04		12M 05	12M 04
	Unaudited		Change	Unaudited		Change
Domestic Telephony:
Basic monthly rentals	236.2	214.4	10.2%	950.1	849.2	11.9%
Local and long distance calls	-	-
-Fixed to fixed	191.2	203.3	-6.0%	759.1	785.7	-3.4%
-Fixed to mobile	138.8	112.3	23.6%	515.7	533.3	-3.3%
	330.0	315.6	4.6%	1,274.8	1,319.0	-3.4%
Other	23.3	29.4	-20.7%	83.2	94.7	-12.1%
Total Domestic Telephony	589.5	559.4	5.4%	2,308.1	2,262.9	2.0%

International Telephony:
International traffic	37.0	36.3	1.9%	150.5	169.0	-10.9%
Payments from mobile operators	8.3	9.8	-15.3%	38.1	37.7	1.1%
	45.3	46.1	-1.7%	188.6	206.7	-8.8%
Payments from International operators	48.7	31.8	53.1%	202.4	169.9	19.1%
Total International Telephony	94.0	77.9	20.7%	391.0	376.6	3.8%

Mobile Telephony Services:	449.7	392.2	14.7%	1,756.7	1,555.4	12.7%

Other Operating Revenues:
Traditional Services:
Prepaid cards	29.5	31.0	-4.8%	126.6	147.2	-14.0%
Directories	14.3	13.0	10.0%	56.1	54.1	3.7%
Radio communications	9.9	4.6	115.2%	24.1	18.9	27.5%
Audiotex	6.4	7.2	-11.1%	25.9	72.2	-64.0%
Telex and telegraphy	0.9	0.7	28.6%	3.6	6.5	-44.6%
	61.0	56.5	8.0%	236.3	298.9	-20.9%
New Business:
Leased lines and data communications	44.4	45.4	-2.2%	211.4	147.1	43.7%
ISDN, connection & monthly charges	37.8	37.3	1.3%	141.4	121.2	16.7%
Sales of telecommunication	36.7	32.0	14.7%	107.7	117.3	-8.2%
equipment
Internet services / ADSL	19.3	16.1	19.9%	81.0	61.1	32.6%
ATM	5.9	7.9	-25.3%	23.1	26.0	-11.2%
	144.1	138.7	3.9%	564.6	472.7	19.4%
Other:
Services rendered	22.6	19.0	18.9%	72.3	85.0	-14.9%
Interconnection charges	27.9	27.3	2.2%	101.7	84.3	20.6%
Miscellaneous	9.7	15.7	-38.2%	40.2	48.2	-16.6%
	60.2	62.0	-2.9%	214.2	217.5	-1.5%
Total Other Operating Revenues	265.3	257.2	3.1%	1,015.2	989.1	2.6%
Total Operating Revenues	1,398.5	1,286.7	8.7%	5,471.0	5,184.0	5.5%

EXHIBIT V – SEGMENT REPORTING

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting
Prepared under U.S. GAAP
for the twelve months ended December 31, 2005
(In millions of Euro)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Operating Revenues:
Domestic Telephony	1,617.3		636.5	56.3	2,310.1
International Telephony	216.0		144.2	38.3	398.5
Mobile telephony services		1,736.1	0.2	206.9	1,943.2
Other	880.4	61.5	144.8	198.3	1,285.0
Total Operating Revenues	2,713.7	1,797.6	925.7	499.8	5,936.8	(465.8)	5,471.0

Intersegment Revenues	(211.7)	(178.9)	(8.6)	(66.6)	(465.8)

Revenue from External Customers	2,502.0	1,618.7	917.1	433.2	5,471.0		5,471.0

Operating Expenses:
Payroll and employee benefits	(851.2)	(98.5)	(285.7)	(88.7)	(1,324.1)	1.2	(1,322.9)
Voluntary retirement costs	(939.6)				(939.6)		(939.6)
Total	(1,790.8)	(98.5)	(285.7)	(88.7)	(2,263.7)	1.2	(2,262.5)
Payments to international operators	(103.1)	(29.7)	(32.3)	(15.2)	(180.3)	5.2	(175.1)
Payments to domestic telephony operators	(372.7)	(327.3)	(98.0)	(36.3)	(834.3)	168.8	(665.5)
Depreciation and amortization	(558.9)	(223.3)	(189.2)	(85.2)	(1,056.6)	3.2	(1,053.4)
Extinguishment of liabilities			23.8		23.8		23.8
Other operating expenses	(664.4)	(586.3)	(169.8)	(202.2)	(1,622.7)	287.0	(1,335.7)
Total Operating Expenses	(3,489.9)	(1,265.1)	(751.2)	(427.6)	(5,933.8)	465.4	(5,468.4)

Operating Income	(776.2)	532.5	174.5	72.2	3.0	(0.4)	2.6

Operating income before depreciation and amortization	(217.3)	755.8	363.7	157.4	1,059.6	(3.6)	1,056.0
Operating income before depreciation and amortization as % of Operating revenues	-8.0%	42.0%	39.3%	31.5%	17.8%	0.8%	19.3%

EXHIBIT VI - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
CONDENSED BALANCE SHEETS
As of December 31, 2005, in accordance with US GAAP
(€ thousand)

(Unaudited)
Property, plant and equipment	1,650,429
Intangible assets	39,189
Investments and other long-term assets	82,998
Fixed assets investments	33,762
Long-term assets	1,806,378

Inventories	58,110
Trade and other receivables	116,665
Cash and cash equivalents	157,486
Current assets	332,261

Total assets	2,138,639

Shareholders’ Equity	1,522,252

Borrowings	104,319
Other long-term liabilities	321,295
Long-term liabilities	425,614

Trade payables and other current liabilities	146,731
Borrowings	44,042
Current liabilities	190,773

Total liabilities	616,387

Total liabilities and shareholders’ equity	2,138,639

ROMTELECOM
CONSOLIDATED and STAND ALONE INCOME STATEMENT
For the twelve months ended Decemberr 31 2005, in accordance with US GAAP
(€ thousand)

Stand-Alone
(Unaudited)
Basic monthly rentals	269,652
Domestic Telephony calls	366,750
Domestic Telephony	636,402
International Telephony	144,245
Mobile Telephony	213
Other Revenues	144,805
Total Operating Revenues	925,665

Personnel (inc Voluntary Redundancy)	(285,659)
Other operating expenses	(299,337)
Depreciation and Amortization	(208,254)
Total Operating expenses	(793,250)

Operating income	132,415

Financial, net	118,279

Income before provision for income taxes	250,694

Provision for Income taxes	(12,837)

Net income	237,857

ARMENTEL

OTE has a 90% stake in ArmenTel, which is fully consolidated. ArmenTel’s key financial figures are stated below:

ARMENTEL

Statement of Operations, prepared under U.S. GAAP

for the three months and twelve months ended  December 31, 2005 and 2004

(Unaudited)

€ Millions	Q4 05	Q4 04	% Change	12M 05	12M 04	% Change
Operating Revenues	37.4	23.5	59.1%	119.1	85.7	39.0%
Operating Income before Depreciation & amortization	22.2	14.1	57.4%	70.8	49.9	41.9%
Operating Income before Depreciation & Amortization as % of Operating Revenues	59.4%	60.0%	-0.6 pp	59.4%	58.2%	1.2 pp
Operating Income	15.5	7.5	106.7%	45.3	25.6	77.0%
Net Income/(Loss)	20.1	7.0	187.1%	45.8	20.9	119.1%
Net Income/(Loss) Margin	53.7%	29.8%	24 pp	38.5%	24.4%	14.1 pp
Fixed Telephony, Lines				594,404	578,973	2.7%
Mobile Telephony, Total customers				320,757	194,713	64.7%

COSMOBULGARIA (GLOBUL)

The ownership of GloBul was transferred from OTE to Cosmote during the third quarter of 2005 and Cosmote started consolidating the operations of Globul to its accounts since August 1, 2005. Globul's key financial figures are stated below:

COSMOBULGARIA

Statement of Operations Prepared under US GAAP

for the three months and twelve months ended December 31, 2005 and 2004

(Unaudited)

€ Millions	Q4 05	Q4 04	% Change	12M 05	12M 04	% Change
Operating Revenues	76.3	52.8	44.5%	274.1	177.5	54.4%
Operating Income before Depreciation & amortization	22.9	16.3	40.5%	93.7	45.4	106.4%
Operating Income before Depreciation & Amortization as % of Operating Revenues	30.0%	30.9%	-0.9 pp	34.2%	25.6%	8.6 pp
Net Income/(Loss)	4.5	1.9	136.8%	26.3	(8.4)	N/A
Net Income/(Loss) Margin	5.9%	3.6%	2.4 pp	9.6%	-4.7%	N/A
Mobile Telephony, Total customers				2,393,717	1,624,569	47.3%

COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE (MTS)

The ownership of CosmoFon was transferred from OTE to Cosmote during the third quarter of 2005 and Cosmote started consolidating the operations of CosmoFon to its accounts since August 12, 2005. CosmoFon key financial figures are stated below:

COSMOFON

Statement of Operations Prepared under US GAAP

for the three months and twelve months ended December 31, 2005 and 2004

(Unaudited)

€ Millions	Q4 05	Q4 04	% Change	12M 05	12M 04	% Change
Operating Revenues	11.6	6.7	73.1%	40.4	23.5	71.9%
Operating income (loss) before depreciation and amortization	(0.2)	(3.5)	-94.3%	2.0	(8.6)	-123.3%
Operating income (loss) before depreciation and amortization as % of Operating revenues	-1.7%	-52.2%	N/A	5.0%	-36.6%	N/A
Net Income/(Loss)	(2.6)	(7.0)	N/A	(12.8)	(22.1)	N/A
Net Income/(Loss) Margin	-22.4%	-104.5%	N/A	-31.7%	-94.0%	N/A
Mobile Telephony, Total customers				384,186	245,294	56.6%

EXHIBIT VII –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended December 31, 2005 and 2004
OTE (Greek wireline)	Q4 05	Q4 04	% Change
PSTN lines	4,927,622	5,078,709	-3.0%
ISDN, 64kb equiv. lines	1,369,830	1,264,992	8.3%
Total lines	6,297,452	6,343,701	-0.7%

ADSL sub.	154,530	43,758	253.1%

COSMOTE (Greece)
Pre-paid sub.	2,919,850	2,515,117	16.1%
Contract sub.	1,721,590	1,636,230	5.2%
Total subscribers	4,641,440	4,151,347	11.8%

AMC
Total subscribers	781,496	638,728	22.4%

GLOBUL
Total subscribers	2,393,717	1,624,569	47.3%

COSMOFON
Total subscribers	384,186	245,294	56.6%

OTE net
Dial up clients	413,200	316,600	30.5%
Business customers	13,900	9,955	39.6%

Group Employees:
-OTE	14,741	16,302	-9.6%
-of which: at other subsidiaries	350	415	-15.7%
-Subsidiaries (Greece)	1,537	1,294	18.8%
-COSMOTE	2,125	2,040	4.2%
-RomTelecom	13,078	18,083	-27.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: February 27, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

END OF FILING